

Mail Stop 3720

December 7, 2009

Mr. Renato Cataldo
President and Chief Executive Officer
CPI Corp.
1706 Washington Ave.
St Louis, Missouri 63103

> **Re:** **CPI Corp.**
> **Form 10-K for the Fiscal Year Ended February 7, 2009**
> **Filed April 23, 2009**
> **File No. 1-10204**

Dear Mr. Cataldo:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ending February 7, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Recoverability of Goodwill and Acquired Intangible Assets, page 27

1.   In your next filing, for each reporting unit at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value, please provide the following disclosures:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The above disclosures would not be required if you assert and disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Property and Equipment, page 40

2.   We note the corrections of errors that were made regarding property and equipment taken out of service related to the digital conversion of PictureMe Perfect Portrait Studios. You recorded a write-off of $1.7 million in the fourth quarter of 2008. This represented an out-of-period correction of an error for the understatement of depreciation expense of $563,000 in 2007 and $1.2 million in the first three quarters of 2008. The $1.7 million was offset by a foreign currency impact of $338,000. Please tell us why you believe that these corrections were immaterial and also tell us why you have not restated your financial statements as required by FAS 154.

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        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director